CERTIFICATE OF QUALIFIED PERSON

I do hereby certify that;

1.	My name is Linda Catherine Sprigg and I am a Resource Geologist for Octree Consulting Pty Ltd. My full address is 22/16 Gwenyfred Rd, Kensington, WA, Australia 6151.

2.

This certificate applies to the attached report entitled “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013” prepared for Great Panther Silver Limited., dated November 26th, 2013

3.

I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. I am a Registered Professional Geoscientist of The Australian Institute of Geoscientists (RPGeo AIG), and am a BSc. Geology (Hons) graduate of The University of Melbourne (2003) and an MSc. (Economic Geology) graduate of The University of Tasmania (2013).

4.

My relevant experience as it relates to this Technical Report includes practice as a Geologist in the fields of resource definition and estimation, mining and exploration on projects at various stages of development (greenfields through to established operation) within Laos, Vietnam, Australia and Mexico. I have worked with various commodities (Ag, Au, Pb, Zn, Cu, Mn, Bi, Fluorite, and W) hosted within various geological environments in both open pit and underground operating environments.

5.

I was based at the Guanajuato Operations from November 2012 to July 2013, and during this time I visited the mine, laboratory and core processing facility on several occasions with the most recent mine visit being on April 2, 2013.

6.

I am the author responsible for contributions to sections 1, 2, 3, 11.1, 25, 26, 27, 28 and 29, and responsible for sections 11.2, 11.3, 12 and 14 of this report utilizing data supplied by the mine listed in the References section of this report.

7.	I am independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101.

8.

I have been previously involved with the property as an employee (Mineral Resource Geologist) from November 2012 to July 2013 after which time I have provided services to Great Panther Silver Limited through Octree Consulting Pty Ltd.

9.	I have read NI 43-101 and NI 43-101F1 and have prepared the sections of the technical report for which I am responsible in compliance with both the instrument and form.

10.

To the best of my knowledge, information and belief, the parts of this technical report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

Linda C. Sprigg, RPGeo AIG

DATED at Perth, Australia this 26th day of November, 2013